Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Marshall & Ilsley Corporation

(Commission File No. 001-33488)

On March 9, 2011, Marshall & Ilsley Corporation sent the following message to its employees:

Integration Status Update and New Employee FAQs
A Message from Russ Robertson and Cecily Mistarz

As integration planning continues, teams from BMO, Harris and M&I continue to work together to deliver a smooth and successful integration for our customers, employees and shareholders.

Last week, Bill Downe provided an enterprise integration update as part of BMO’s Q1 financial results. Click here for a Message from Mark Furlong and Bill Downe on Q1 Results. Bill’s remarks and the analyst Q&A transcript are available on BMO’s Investor Relations site (www.bmo.com/IR).

Today BMO-Harris launched a page on the BMO-Harris intranet that houses all integration-related communications.  At M&I, employees can find all information on the integration on MiNet, archived under the BMO/M&I Transition Information sidebar banner. We are working to provide M&I employees with access to the BMO-Harris intranet site immediately after the deal closes.

BMO, Harris and M&I have posted a new document on our respective intranet pages that captures our most recent Key Messages and FAQs.

As with any integration, work and key decisions need to follow an orderly process. We are taking the right amount of time to plan and we are being very deliberate in the choices we are making. We don’t have answers to all of the questions our employees and customers have for us today because a lot of the work is still in progress. This new Key Messages/FAQ document reflects the information we have to date; however, it is a living document that will be further updated as we move forward through the integration.

We are committed to communicating key outcomes and information throughout the integration process and we look forward to providing you with updates.

It’s difficult in the midst of integration planning to keep your customers at the center of everything you do, but we know that employees at both M&I and Harris are successfully doing just that. Thank you very much for your continued focus on delivering a great customer experience.

Russ Robertson
Executive vice president, Business Integration, BMO Financial Group, and vice-chair of Harris Financial Corp.

Cecily Mistarz
Executive vice president, Integration Management Office Director, Harris

Click here to download a pdf of the Key Messages and FAQs (Frequently Asked Questions)

Key Messages and FAQ – March 8, 2011

On Friday, December 17, 2010, BMO Financial Group and Marshall & Ilsley Corporation (M&I) announced that they have signed a definitive agreement for BMO to acquire M&I. The transaction is subject to customary closing conditions, including regulatory approvals and approvals from the M&I shareholders.

Below are key messages and Q&A for employees updated as of March 8, 2011

Overarching Key Messages

• Customers are at the center of what we do and who we are: Our vision is to be the bank that defines great customer experience – building that reputation with new customers and deepening it with existing customers. A seamless transition for customers and employees is our top priority.

• Long tradition of community banking: Strong local ties, supported by teams of bankers our customers know and trust – that is what is most important to us. Customers of the combined bank will benefit from the increased convenience of an expanded footprint. Our U.S. presence will include approximately 700 branches – and more than 1600 branches across North America.

• Helping our customers succeed: Helping customers and communities be successful is something we think about all the time – and why we aspire to be the bank that defines great customer experience. The company’s goal is to be in a top-three position everywhere we compete, and to set the standard when it comes to customer service. BMO’s people, reputation, strong balance sheet, liquidity, strong risk management framework and capital position reinforce our ability to serve customers exceptionally well.

• Three centuries of community commitment: The BMO Financial Group is a company deeply rooted in the economic success of North America (with headquarters in Toronto and Chicago) dating back to the 1800s. Together, our combined companies have more than three centuries of experience in serving customers and communities. We share common values rooted in our commitment to providing the best in customer service.

General FAQs

When will the deal close?

The transaction has been approved by the BMO and M&I Boards of Directors and is subject to customary closing conditions, including regulatory approvals and approval from M&I shareholders. We expect to close in BMO’s fiscal Q3 (May 1 – July 31).

How long will the systems conversion take?

Our commitment is to deliver a seamless transition for our customers and our employees. The systems conversion is expected to take 12-18 months after the deal closes. We will take the necessary time to do it right.

Who is leading the Merger Integration team?

The Integration Leader is Russ Robertson. The Integration Director reporting to Russ is Cecily Mistarz.

Who will lead the new company?

Upon closing, Mark Furlong, who is currently Chairman, President and CEO of M&I, will become CEO of the combined U.S. Personal and Commercial banking business, based in Chicago. He will report to Bill Downe and will join BMO’s Management Committee. Also, upon closing, Ellen Costello will serve as CEO of Harris Financial Corp. and U.S. Country Head for BMO with oversight for all U.S. governance. She will report to Bill Downe and will continue to serve as a member of BMO’s Management Committee.

Who will be the leadership team for the new company and other lines of business?

We plan to announce the new leadership teams in the coming weeks.

Have you made any decisions about how the combined operation will be marketed and branded? What will be the name of the new combined bank?

At close, Harris and M&I will become one combined bank but will continue to use the Harris and M&I brands until systems conversion.

We’ve been looking carefully at how best to present our combined operations in the context of BMO Financial Group’s longer term goals in the U.S. and how best to meet customer expectations. We are excited to combine the strengths of the M&I, BMO and Harris and look forward to sharing more details at an appropriate time.

What types of approval do you need, regulatory and otherwise?

The transaction has been approved by the BMO and M&I Boards of Directors. Approval from shareholders of M&I is also required. Regulatory approvals are also required, including by the Federal Reserve, Office of the Comptroller of the Currency, and the Office of Superintendent of Financial Institutions (OSFI) in Canada.

What Integration Means for Employees

Employee Key Messages

• We are committed to an environment where employees are encouraged to explore their potential and contribute at their fullest. Our culture is one that rewards employees for strong performance.

• At close, the expanded expertise of our U.S. employee base will drive our ability to compete successfully in our expanded footprint. We expect that our strengthened Midwest presence will create opportunities.

• Excellence in customer experience is directly aligned with a talented, engaged workforce.

• We must view ourselves as one company, with no borders or boundaries. They’re irrelevant to customers and they’re irrelevant to customer opportunity. We are all part of a unified North American business.

• As with any integration, there will be job reductions. BMO has a commitment to treat all employees fairly and to communicate with them about where they stand.

Employee FAQs

Will you close any branches?

BMO/Harris and M&I operate with little geographical overlap; as a result we anticipate minimal impact on customer serving roles within the branch system in particular. As we finalize our plans, we’ll communicate as appropriate.

How are you planning to consolidate non-customer facing departments?

The Integration Management team is leading a strategic process related to all the complex issues involved in integrating the companies. We will communicate key timelines throughout the integration process.

Will there be layoffs? And if so, how many will there be?

Inevitably, we do expect staff reductions. BMO has a commitment to treat all employees fairly and to communicate with them. Impacted employees will be supported through job transition policies and through HR and employee relations support.

When will I know if my job will be affected?

We currently are working through the structure and makeup of the new combined company. We will use the time leading up to our anticipated close date to undertake a thorough assessment of the needs and management structure that will work best for the new bank. We will be taking a thoughtful and measured approach to all organizational changes related to this transaction, as we do with all acquisitions.

Will the company provide outplacement services to support the needs of employees whose positions have been eliminated?

As with all mergers and acquisitions that affect employees, eligible employees whose positions are eliminated will receive severance and career transition support.

Can employees apply for job openings posted with the other company?

Until the closing of the transaction, the two companies remain separate companies. Information for M&I employees on applying for BMO Financial Group positions will be available after the transaction closes.

If my position is eliminated, will I be able to apply for other opportunities at the company?

Yes, employees whose positions are eliminated are encouraged to apply for other opportunities within the company.

Can my team and I go meet with BMO/Harris or M&I employees?

As a general rule, if your team is involved in integration planning, it’s a good idea to meet with the teams from each of the banks. If you don’t have specific integration planning work underway, there should not be a need to formally meet with BMO/Harris or M&I employees.

How should I handle calls from vendors with questions about doing business?

It continues to be business as usual for both companies; employees of both BMO/Harris and M&I should continue handling supplier and vendor inquiries as they have in the past.

The combined company will communicate any decisions regarding vendor relationships at the appropriate time as it works through the integration process.

Please direct any vendor inquiries that require escalation to:

BMO/Harris: Eileen Castles at Eileen.Castles@harrisbank.com or 312-461-3538

M&I: Mary Kay Merkt at Marykay.Merkt@micorp.com or 414-489-6408

Where can I find out more information regarding the acquisition? Is there a central resource?

Currently all communications related to the acquisition are posted on the Harris/M&I Transition site and on MiNet (M&I’s employee intranet site).

What should Relationship Managers (RM) do when a customer of the other bank asks for a solicitation of business?

It is business as usual until the acquisition closes, so treat the situation exactly the same as if that customer were the customer of any other bank.

Can an RM solicit a potential customer with an existing relationship at the other bank?

It is business as usual until the acquisition closes. The two companies operate independently of one another, so an RM can solicit a prospect at the other bank.

How should we handle situations where both banks have relationships with a customer?

We should handle a situation where both banks have relationships with a customer in the same manner we would if it were any other bank. It is business as usual until the acquisition closes, and that is how we should operate. Confidential BMO/Harris information, such as customer names, product development and pricing, cannot be shared with M&I and vice versa. Failure to comply could adversely impact the ability to complete the transaction.

Should we proactively reach out to customers? If so, what should we say?

We should contact our customers with the same frequency that we typically contact them. If they ask us about the acquisition, we should tell them:

• Until the deal closes, it is business as usual and the two companies will continue to operate independently.

• Customers should continue to bank as they do today.

• Both banks share a strong commitment to customers and to the community. This is good news for shareholders, customers, employees and the communities we serve. Over time, customers will gain access to new products and services, as the best of each bank is made available in the combined operation.

• BMO Financial Group is already a North American leader in Commercial banking, with a reputation for being a consistent and disciplined lender throughout the business cycle. The combined bank will maintain and strengthen this proud tradition of commitment to customers in communities that both Harris and M&I have served over the years.

As a Commercial RM, what are some key points I should be sharing with my customers today, prior to close?

This acquisition is great news. Both banks have a strong commitment to customers and to the community. Customers of the combined bank will benefit from added capabilities and the increased convenience of an expanded footprint. Our U.S. presence will include approximately 700 branches – and more than 1600 branches across North America.

Harris and M&I operate with little geographic overlap, so while our geographic reach has been expanded, we anticipate few branch closures.

What Integration Means for Customers

Customer Key Messages

• Our customers’ success is at the center of what we do.

• BMO has one clear customer philosophy across all its businesses: making money make sense.

• We were founded on the belief that all banking is local. Today, we combine that heritage for community banking and exceptional customer experience with a global presence and strong capital position.

• Our combined companies will grow our ability to deliver customers the financial guidance and tools they need to succeed.

• Our people and our financial products are designed to help customers achieve their financial goals of controlling spending, growing savings, borrowing smartly, and investing wisely.

• Customers will have access to one combined bank with greatly expanded resources to deliver the best in customer service for their retail, commercial, and wealth management needs.

• Both banks are deeply rooted in the Midwest. With its U.S. headquarters in Chicago, BMO has been a presence in the Midwest since 1861; M&I is based in Milwaukee and has been serving the Midwest since 1847 with a strong nationwide presence in certain businesses.

Customer FAQs

How will customers be affected?

Over the next several months, nothing will change; it will be business as usual for customers while we work through our integration plans leading up to deal close.

BMO/Harris and M&I set the standard for exemplary customer experience and commitment to communities, and we will build upon this reputation.

A key focus of our integration efforts will be to effect a seamless transition and to communicate regularly with our customers throughout the process. Making all customers feel welcome will be a high priority as we work together to build upon BMO/Harris’ and M&I’s reputations for exemplary service.

This transaction is good news for both companies’ shareholders, customers, employees and communities. It will position the organization with the capital strength and scale to enhance its commitment to customers and communities. Over time, customers will gain access to new products and services, as the best of each bank is made available to the combined operation.

Also, as a North American leader in commercial banking with a reputation for being a consistent and disciplined lender throughout the business cycle, we will continue and strengthen the proud tradition of commitment to customers and community that both organizations have established over so many years.

Does anything change with my account or how I bank today?

Until the deal closes, it is business as usual and the two companies will continue to operate independently. Customers should continue to bank as they do today at our branches, over the phone or online.

Will I be notified if there are any changes to my account?

We are committed to timely, simple and straightforward communications if there are any changes to your account.

What’s in it for me? Can I expect more products and services? Can I expect the same level of service? Can I expect new products to come from the combined company?

This transaction is good news for shareholders, customers, employees and the communities we serve. It will position M&I with the capital strength and scale to enhance its commitment to customers and communities. Over time, customers will gain access to new products and services, as the best of each bank is made available to the combined operation. This acquisition gives us the opportunity to leverage the greatest strengths of both organizations: our brands and reputations.

Also, as a North American leader in commercial banking with a reputation for being a consistent and disciplined lender throughout the business cycle, we will continue and strengthen the proud tradition of commitment to customers and community that both organizations have established over so many years.

Should I have any concerns about my money and investments?

BMO Financial Group is strong and well capitalized, with a long history deeply rooted in the economic success of North America.

What happens to my insurance coverage if I have deposits at insured banks that merge? How do I verify my FDIC insurance coverage?

When two or more insured banks merge, deposits from the assumed bank are separately insured from deposits at the assuming bank for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her accounts, if necessary.

Certificates of Deposit (CDs) from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period.

The FDIC has helpful tools to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/deposit/deposits/index.html or call 1-877-ASK-FDIC (1-877-275-3342) or 1-800-925-4618 (hearing impaired line) for more information.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Additional information for shareholders

In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab "About BMO – Investor Relations" and then under the heading "Frequently Accessed Documents", from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings", or from M&I at (414) 765-7814.

BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.